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                              Goldman, Sachs & Co.
                      85 Broad Street, New York, NY 10004

                                 Sempra Energy

                        Offer to Purchase for Cash up to
                     36,000,000 Shares of its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

                  at a Purchase Price not in Excess of $20.00
                         nor Less Than $17.50 Per Share

    The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless the offer is extended.


                                                                January 26, 2000

To Brokers, Dealers, Commercial Banks,
   Trust Companies and Other Nominees:

   Sempra Energy, a California corporation, has engaged us to act as Dealer Manager in connection with its offer to purchase shares of its Common Stock, without par value. Sempra is offering to purchase up to 36,000,000 shares at a price not in excess of $20.00 nor less than $17.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares.

   Sempra will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares acquired in the offer will be acquired at the same purchase price. Sempra will select the lowest purchase price that will allow it to buy 36,000,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered.

   Sempra's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to a Rights Agreement dated as of May 26, 1998 between Sempra and First Chicago Trust Company of New York, as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights.

   Only shares properly tendered at prices at or below the purchase price and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price will not be purchased if the offer is oversubscribed. Shares tendered at prices in excess of the purchase price that is determined by Sempra and shares not purchased because of proration or conditional tenders will be returned as promptly as practicable following the Expiration Date.

   Sempra reserves the right, in its sole discretion, to purchase more than 36,000,000 shares pursuant to the offer.

   The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions.

   If at the expiration of the offer more than 36,000,000 shares, or any greater number of shares as Sempra may elect to purchase, are properly tendered at or below the purchase price and not properly withdrawn,
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Sempra will buy shares first from any person (an "Odd Lot Holder") who owned beneficially or of record an aggregate of fewer than 100 shares (not including any shares held in the Sempra Energy Direct Stock Purchase Plan or Sempra's savings plans) and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on a notice of guaranteed delivery, who properly tender all their shares at or below the purchase price, and then on a pro rata basis from all other shareholders who properly tender shares at prices at or below the purchase price, subject to the conditional tender provisions.

   For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

  1. The Offer to Purchase dated January 26, 2000;

  2. The Letter of Transmittal for your use and for the information of your clients, together with the accompanying Substitute Form W-9. Facsimile copies of the Letter of Transmittal, with manual signatures, may be used to tender shares;

  3. A letter to the shareholders of Sempra dated January 26, 2000 from Richard D. Farman, Chairman and Chief Executive Officer of Sempra;

  4. The Notice of Guaranteed Delivery to be used to accept the offer and tender shares pursuant to the offer if none of the procedures for tendering shares described in the Offer to Purchase can be completed on a timely basis;

  5. A printed form of letter which you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an instruction form provided for obtaining the clients' instructions with regard to the offer;

  6. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

  7. A return envelope addressed to First Chicago Trust Company of New York, as Depositary for the offer.

   Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, February 25, 2000, unless the offer is extended.

   In order to tender shares in the offer, a duly executed and properly completed Letter of Transmittal, or a manually signed facsimile of the Letter of Transmittal, including any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other required documents should be sent to the Depositary together with either certificate(s) representing tendered shares or timely confirmation of their book-entry transfer, in accordance with the instructions described in the Offer to Purchase and the related Letter of Transmittal.

   Holders of shares whose certificate(s) for the shares are not immediately available or who cannot deliver the certificate(s) and all other required documents to the Depositary, or complete the procedures for book-entry transfer, before the Expiration Date must tender their shares according to the procedure for guaranteed delivery described in Section 3 of the Offer to Purchase.

   Neither Sempra nor any officer, director, shareholder, agent or other representative of Sempra will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer (other than fees paid to Goldman, Sachs & Co., as Dealer Manager, as described in the Offer to Purchase). Sempra will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients whose shares are held by you as a nominee or in a fiduciary capacity. Sempra will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the Letter of Transmittal.

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   Requests for additional copies of the enclosed materials and any inquiries you may have with respect to the offer should be addressed to D. F. King & Co., Inc., as Information Agent, 77 Water Street, New York, New York 10005-4495,
(212) 269-5550 (call collect) or (800) 431-9645 (toll free).

                                          Very truly yours,

                                          Goldman, Sachs & Co.

   Nothing contained in this document or in the enclosed documents will make you or any other person an agent of Sempra, the Dealer Manager, the Information Agent or the Depositary or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the offer other than the documents enclosed and the statements contained in those documents.

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